

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Mail Stop 3561

<u>Via E-mail</u>
Mark Korb
Chief Financial Officer
Icagen, Inc.
4222 Emperor Blvd., Suite 350
Durham, NC 27703

> **Re: Icagen, Inc.**
> **Amendment No. 1 to Form PRE 14C**
> **Filed February 04, 2016**
> **File No. 000-54748**

Dear Mr. Korb:

We have reviewed your response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2016 letter.

<u>Executive Compensation, page 5</u>

1. We note the disclosure of Dr. Benjamin Warner as Chief Scientific Officer in the Schedule 14C Information Statement. We also note press releases and information on your webpage which identifies Dr. Douglas Krafte as your Chief Scientific Officer. Please advise us whether Dr. Douglas Krafte is a named executive officer pursuant to Item 402(m) of Regulation S-K. If he is a named executive officer please amend your Item 402 disclosure in the Information Statement.

Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Leslie Marlow, Esq.
        Gracin & Marlow LLP